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VIA EDGAR

Michael Reedich, Esq.

Special Counsel

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corcept Therapeutics Incorporated
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-150232)
Filed May 30, 2008

Dear Mr. Reedich:

On behalf of our client Corcept Therapeutics Incorporated (the “Company” or “Corcept”), enclosed herewith is Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amendment”), as filed with the Securities and Exchange Commission on May 30, 2008 (the “Registration Statement”). The Company has amended the Registration Statement in response to the comment contained in the letter from the Staff dated May 16, 2008 (the “Comment Letter”) addressed to Mr. Joseph K. Belanoff, Chief Executive Officer of the Company. We will separately deliver copies of the amended Registration Statement, marked to show changes responsive to the Comment Letter, to members of the Staff specified in the Comment Letter.

For ease of review, we have set forth the unnumbered comment from the Comment Letter and the Company’s response thereto.

We have reviewed your counsel’s May 13, 2008 letter regarding the above-captioned matter and response to our comments. We continue to believe that given the nature and size of the offering relative to the number of shares outstanding held by non-affiliates, the offering is a primary offering. In that regard, you appear to have the following options: (1) you may amend your filing to reduce the size of the offering; or (2) you may withdraw the current registration statement and file a new registration statement related to the offering only after each put and issuance of stock to Kingsbridge.

Corcept’s Response:

The Company has amended the Registration Statement to reduce the number of shares subject to the Registration Statement to 3,944,757 shares, which is equal to one third of the Company’s public float as of the date of this letter. The Company will file subsequent registration statements covering additional shares subject to the common stock purchase agreement with Kingsbridge approximately 60 days after the Company has substantially completed the sale to Kingsbridge under the common stock purchase agreement of the shares subject to the Registration Statement.

Please call the undersigned at (202) 267-2242 to discuss this response.

Very truly yours,

/s/ John J. Huber
John J. Huber of LATHAM & WATKINS LLP

cc:	Song P. Brandon, Esq., Securities and Exchange Commission
Joseph K. Belanoff, Corcept Therapeutics Incorporated
Alan C. Mendelson, Latham & Watkins LLP
Keith Benson, Latham & Watkins LLP
Keith M. Andruschak, Stroock & Stroock & Lavan LLP